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                                    Exhibit 2

FOR IMMEDIATE RELEASE

CONTACT INFORMATION:

Korean Media & Shareholders:                          U.S. Media & Shareholders:
Mr. Joo Young Kim, Esq.                               Dan Gagnier/Renee Soto
Hannuri Law Offices                                   Citigate Sard Verbinnen
(82) 2-537-9506                                       212-687-8080

     GRAVITY SHAREHOLDERS DEMAND FORMATION OF SPECIAL COMMITTEE TO EVALUATE
                  ALTERNATIVES FOR MAXIMIZING SHAREHOLDER VALUE

COMMITTEE URGES GRAVITY TO EXPLORE OPTIONS FOR JAPAN RAGNAROK LICENSE INCLUDING
             THIRD PARTY AUCTION OR CREATION OF JAPANESE SUBSIDIARY

NEW YORK, NY AND SEOUL, KOREA - MAY 24, 2006 -- The Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") today demanded that Gravity Co., Ltd ("Gravity") (Nasdaq: GRVY) establish a special committee to be comprised of independent directors and a shareholder representative of the Committee's choosing to examine alternatives for maximizing the value of Gravity's popular online game Ragnarok.

Ragnarok, one of the most popular online games in Japan, is currently offered in the Japanese market under license to GungHo Online Entertainment ("GungHo") (JP:
3765). In August 2006, GungHo's license for Ragnarok will expire. The resulting license renewal process presents Gravity with the opportunity to maximize the value of Ragnarok franchise in Japan through an independent, fair process.

The Committee has asked the Board, through a special committee, to examine two specific scenarios: (1) auction the Japan Ragnarok license for maximum value to interested third parties including GungHo, or (2) allow the license to expire, create a Japanese subsidiary to directly offer Ragnarok in Japan, and list the subsidiary on one of the Japanese stock exchanges. Regardless of which path is chosen, the Committee believes the Japan Ragnarok franchise is worth substantially more now than when GungHo signed the original licensing agreement in 2002.

The Committee expects to discuss this issue with Gravity and will take whatever steps are necessary to ensure that the value of the Japan Ragnarok franchise is realized for the benefit of all Gravity shareholders.

The Committee was formed in March 2006 by Moon Capital Management LP and Ramius Capital Group, L.L.C. to protect the rights of minority shareholders of Gravity and to maximize shareholder value. The Committee has retained Hannuri Partners as legal counsel in Korea. Certain members of the Committee have retained Schulte Roth & Zabel LLP and Chadbourne & Parke LLP as legal counsel in the United States.

ABOUT RAMIUS CAPITAL GROUP, L.L.C.

Ramius Capital Group is a registered investment advisor that manages assets of approximately $7.4 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

ABOUT MOON CAPITAL MANAGEMENT LP



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Moon Capital Management LP, on behalf of its affiliated investment funds, manages more than $1 billion, investing primarily in equity securities in markets around the world. Headquartered in New York, Moon Capital also has offices in Singapore.

The full text of the letter follows:

Dear Mr. Ryu and the Board of Directors of Gravity:

As you know, in August, GungHo's license for Ragnarok will expire. The resulting license renewal process presents Gravity with the opportunity to maximize the value of the Japan Ragnarok license and improve Gravity's corporate value. The Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") believes this opportunity is critical to the success of Gravity and the interests of all Gravity shareholders. As we explain in detail below, we believe that the only way to ensure that this value maximization process is conducted in an appropriate manner is to create a special committee of the Gravity Board, comprised of independent directors and a shareholder representative of our choosing, to oversee this process.

Ragnarok continues to be one of the most popular online games in Japan with peak concurrent users of approximately 105,000. The popularity of the Ragnarok characters has also reached cult status and we believe Ragnarok 2 is one of the most awaited games in 2006. With the continued growth of the Japanese market for online gaming and the strength of the Ragnarok franchise in Japan, the Ragnarok license commands increased strategic value that the Committee believes should be realized for all Gravity shareholders.

We urge the board to actively explore ways to maximize the value of the Japan Ragnarok franchise. Specifically, we ask that the Board, through a special committee, examine two scenarios: (1) auctioning the Japan Ragnarok license for maximum value to interested third parties including GungHo, or (2) allowing the license to expire, creating a Japanese subsidiary to directly offer Ragnarok in Japan and listing the subsidiary on one of the Japanese stock exchanges.

With respect to soliciting third-party bids for the license, we believe the Board would create substantial value for Gravity shareholders through an independent, fair auction process. License fees for established games with a loyal subscriber base have recently garnered substantially superior terms than those available at the time GungHo signed the original Ragnarok licensing agreement in 2002. In addition, many companies based in Korea and Japan have launched initiatives in the Japanese market and have either listed or plan to list shares on a Japanese stock market. We believe these companies would be highly interested in securing the Ragnarok license in Japan, considering that Ragnarok now has over one million users in that country. The Committee has compiled a list of many potential licensees that should be solicited.

The Committee also believes that a strategy where Gravity offers Ragnarok directly in Japan without the participation of a third party licensee could generate substantial value for Gravity shareholders. The Committee notes that GungHo's recent enterprise value is approximately $1.1 billion versus Gravity's recent enterprise value of $148 million. According to GungHo's 2005 financial statements, substantially all of GungHo's revenue was derived from products licensed from or sold and licensed to Gravity. We believe that a strategy where Gravity forms a new Japanese subsidiary to directly offer Ragnarok could generate a valuation of the Japanese subsidiary that by itself substantially exceeds Gravity's current enterprise value.

Regardless of which path is chosen by the special committee of the Board, we believe the Japan Ragnarok franchise is worth substantially more now than when GungHo signed the original licensing agreement in 2002. The Committee firmly believes that the best way to maximize the value of the Ragnarok franchise in Japan is through an independent, fair process. Specifically, we demand that a special committee be formed (the "Japan License Committee") consisting of certain of the independent directors and a shareholder representative of our choosing. The Japan License Committee would


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explore the alternatives mentioned above and any other alternatives to maximize the value of the Japan Ragnarok franchise for the benefit of all Gravity shareholders.

We expect to have a conversation with you about the formation of the Japan License Committee shortly and we will take whatever steps are necessary to ensure that the value of the Japan Ragnarok franchise is realized for the benefit of all Gravity shareholders.

Yours truly,

The Gravity Committee for the Fair Treatment of Minority Shareholders

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